Exhibit (a)(5)(E)

FIMI announces the results of its Cash Special Tender Offer for Magal Security Systems Ltd. (Nasdaq: MAGS)

Tel Aviv, Israel, July 6, 2020 – FIMI Opportunity V, L.P and FIMI Israel Opportunity Five, Limited Partnership (collectively “FIMI”), the controlling shareholders of Magal Security Systems Ltd. (“Magal”) (Nasdaq: MAGS), announced today the final results of their cash special tender offer (the “Offer”) to purchase 8,669,029 ordinary shares of Magal for $3.01 per share in cash. The Offer expired on Thursday, July 2, 2020 at 10:00 a.m. New York time.

As of the expiration of the Offer, based on the final results provided by American Stock Transfer & Trust Company, the depositary of the offer, 235,504 Magal shares, or approximately 1.0% of the issued and outstanding shares and voting power of Magal, had been validly tendered and not withdrawn. The Offer included a condition that at least 1,200,000 Magal shares, or approximately 5.2% of the issued and outstanding shares and voting power of Magal, be validly tendered and not withdrawn. The minimum condition of the Offer was not met and therefore none of the tendered shares will be accepted. The tendered shares not previously withdrawn will be returned promptly to their respective tendering shareholders.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Magal. The tender offer that is described in this press release has only been made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Magal should read the tender offer materials which were filed by FIMI on May 22, 2020, as amended. Shareholders of Magal should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov, and will also be made available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (800) 814-2879 or (212) 269-5550 (banks and brokers). Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Magal. These statements are based on information available at the time of the press release and FIMI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise (except as required by law).

About FIMI: FIMI is a part of Israel’s leading private equity funds. Over the past 24 years the FIMI funds have completed 89 investments. FIMI is currently investing through its sixth fund (a US$ 1.1 billion fund) which focuses on investing in selected mature Israeli or Israeli-related companies with strong growth potential and global footprint, among others in buy-out transactions and turnaround situations.

FIMI Contact:
Address: Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel
Tel: +972-3-565-2244
E-mail: Ron@fimi.co.il